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Portfolio Update: Investment in San Antonio Metro Area


Lemon Creek Ranch
Multifamily

We want to highlight a preferred equity investment in the Fundrise Income Real Estate Fund located in Boerne, Texas, just north of San Antonio. This 13.50%[1] gross return investment continues to support our strategy of identifying high-quality assets with strong market fundamentals, helping to maintain our **Income Fund's current 7.75%[2] annualized distribution rate**.

Investment overview

Lemon Creek Ranch will be located within a 118-acre mixed-use master development anchored by a recently opened grocery store and will feature a tailored mix of retail, dining, entertainment, office, and hospitality. There will also be 25 acres of dedicated green space within the mixed-use development.

Key details:

- **Location:** Boerne, TX, within the fast-growing San Antonio metropolitan area
- **Asset type:** Multifamily housing – 349 units across six three-story residential buildings

- **Community features:** Resort-style pool, fitness center, community courtyard, outdoor lounges, private garages, and clubhouse with leasing offices
- **Unit amenities:** Smart home features, wood-style flooring, stainless steel kitchen appliances, private yards for select units, and designer closets

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor, offering both attractive yield and enhanced security through senior positioning in the capital stack.

Strong potential return: The 13.50%[1] annual gross interest rate delivers a compelling yield that supports the Income Fund's distribution strategy.

Experienced sponsor partnership: The sponsor brings proven expertise with over 50 apartment communities representing roughly $1.8 billion in aggregate value, providing confidence in successful project execution.

Local market insights

Boerne, TX, has seen substantial growth with a 67% population increase over the past decade and a projected 24% growth over the next five years. This rapid expansion, combined with local zoning restrictions limiting future multifamily development, creates an environment of constrained housing supply, supporting demand and lease-up performance for high-quality projects like Lemon Creek Ranch.

The master-planned development approach provides unique competitive advantages through integrated retail, dining, and entertainment options, creating a comprehensive live-work-play environment that enhances tenant appeal and supports long-term retention.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments like preferred equity provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on our portfolio

We aim to continue capitalizing on the continued demand for rental housing in growth markets like San Antonio, helping ensure stable returns for our investors. We anticipate the **current 7.75%[2] yield from the Income Fund** to remain strong, delivering value to our investors as market conditions evolve.

As always, Fundrise remains committed to sourcing investments that align with our long-term objectives of delivering strong, stable returns. Our broad and diversified portfolio aims to provide consistent distributions over the long term, regardless of market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Investors often ask me to share real examples from our portfolio that show our strategy in action, so I've started doing exactly that.

An Income Fund holding that I want to highlight with you today is a 13.50%[1] fixed-return preferred equity investment in a 349-unit multifamily community in Boerne, Texas, within the San Antonio metropolitan area.

What makes this particularly compelling is the integrated master-planned development strategy. This 349-unit community sits within a 118-acre mixed-use master development, creating a comprehensive live-work-play environment.

Here's why we think this matters:

- **Market scarcity** - Boerne has seen 67% population growth but local zoning restricts future multifamily development
- **Integrated ecosystem** - Benefits from retail, dining, entertainment, and 25 acres of green space
- **Economic diversification** - San Antonio expanding beyond military/tourism into cybersecurity and biosciences
- **Proven execution** - Sponsor has $1.8B in development experience

The numbers work well too: 13.50%[1] fixed gross return through a preferred equity structure, which helps maintain the **Income Fund's 7.75%[2] distribution rate** even as broader markets stay uncertain.

I hope this information is helpful as you make the decision to become a Fundrise investor become a Fundrise investor. To read more about this particular asset, you can find that information here. Happy to discuss if you have questions about this or any other investments in our portfolio.

Best regards,
Thomas Eden
Senior Investor Relations Associate

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

FUNDRISE

Strategic Investment in San Antonio Growth Market



Lemon Creek Ranch
Multifamily

Featured investment: 349-unit multifamily community within a 118-acre mixed-use master development in Boerne, TX, delivering a 13.50%[1] gross fixed return with integrated live-work-play advantages.

Key highlights

- **13.50%[1] gross return** through preferred equity structure with priority distributions
- **Master-planned integration** with retail, dining, entertainment, and 25 acres of green space
- **Supply-constrained growth market** with 67% population increase and zoning restrictions
- **Established sponsor** with $1.8 billion in development experience

Why this works

Master-planning creates sustainable competitive advantages. Integrated retail, dining, and entertainment within walking distance enhances tenant appeal and supports retention, while Boerne's exceptional growth (67% over the past decade) meets constrained supply due to zoning restrictions.

Strategic advantage

Preferred equity positioning provides both an attractive yield and enhanced security in development projects. Fixed-return investments like this provide stability that helps maintain the **Income Fund's 7.75%[2] distribution rate** regardless of market volatility.

Invest now

Invest now

View investment

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Portfolio Update: Investment in San Antonio Metro Area


Lemon Creek Ranch
Multifamily

We want to highlight a preferred equity investment in the Fundrise Income Real Estate Fund located in Boerne, Texas, just north of San Antonio. This 13.50%[1] gross return investment continues to support our strategy of identifying high-quality assets with strong market fundamentals, helping to maintain our **Income Fund's current 7.75%[2] annualized distribution rate**.

Investment overview

Lemon Creek Ranch will be located within a 118-acre mixed-use master development anchored by a recently opened grocery store and will feature a tailored mix of retail, dining, entertainment, office, and hospitality. There will also be 25 acres of dedicated green space within the mixed-use development.

Key details:

- **Location:** Boerne, TX, within the fast-growing San Antonio metropolitan area

- **Asset type:** Multifamily housing – 349 units across six three-story residential buildings
- **Community features:** Resort-style pool, fitness center, community courtyard, outdoor lounges, private garages, and clubhouse with leasing offices
- **Unit amenities:** Smart home features, wood-style flooring, stainless steel kitchen appliances, private yards for select units, and designer closets

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor, offering both attractive yield and enhanced security through senior positioning in the capital stack.

Strong potential return: The 13.50%[1] annual gross interest rate delivers a compelling yield that supports the Income Fund's distribution strategy.

Experienced sponsor partnership: The sponsor brings proven expertise with over 50 apartment communities representing roughly $1.8 billion in aggregate value, providing confidence in successful project execution.

Local market insights

Boerne, TX, has seen substantial growth with a 67% population increase over the past decade and a projected 24% growth over the next five years. This rapid expansion, combined with local zoning restrictions limiting future multifamily development, creates an environment of constrained housing supply, supporting demand and lease-up performance for high-quality projects like Lemon Creek Ranch.

The master-planned development approach provides unique competitive advantages through integrated retail, dining, and entertainment options, creating a comprehensive live-work-play environment that enhances tenant appeal and supports long-term retention.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments like preferred equity provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on our portfolio

We aim to continue capitalizing on the continued demand for rental housing in growth markets like San Antonio, helping ensure stable returns for our investors. We anticipate the **current 7.75%[2] yield from the Income Fund** to remain strong, delivering value to our investors as market conditions evolve.

As always, Fundrise remains committed to sourcing investments that align with our long-term objectives of delivering strong, stable returns. Our broad and diversified portfolio aims to provide consistent distributions over the long term, regardless of market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Portfolio Update: Recent Investment in Pacific Northwest Market



We are pleased to highlight a Fundrise Income Real Estate Fund holding: a preferred equity investment in Saltese Creek, a 192-unit ground-up multifamily development in Spokane Valley, WA. This investment offers a fixed 13.25%[1] gross return and helps support the **Income Real Estate Fund's current 7.75%[2] annualized distribution rate.**

Investment overview

Key details:

- **Location:** Spokane Valley, WA (Pacific Northwest market expansion)
- **Asset type:** Ground-up multifamily development – 192 units
- **Community features:** Clubhouse with gym, dog wash, indoor/outdoor lounge, and pool
- **Unit amenities:** Premium finishes, vinyl plank flooring, island kitchens, stainless steel appliances, high-end fixtures, in-unit washers and dryers

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor, offering both attractive yield and enhanced security through senior positioning in the capital stack.

Strong potential return: The 13.25%[1] annual gross interest rate provides a compelling yield that contributes meaningfully to fund performance.

Experienced sponsor partnership: The sponsor is an established multifamily developer with over 300 completed projects across the Western U.S., providing confidence in successful project execution and market positioning.

Local market insights

Spokane Valley represents a compelling Pacific Northwest opportunity with strong rental market fundamentals driven by regional economic diversification and population growth. The area offers attractive affordability advantages compared to major metro markets like Seattle while maintaining access to employment centers and quality of life amenities.

The development benefits from limited multifamily supply in the immediate submarket, supporting strong lease-up potential and sustained rental demand. Market demographics show growing demand for modern, amenity-rich rental housing that matches contemporary lifestyle preferences.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments like preferred equity provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on your portfolio

We anticipate that the current **7.75%[2] yield of the Fund** will remain robust as market conditions evolve. We have been actively evaluating and adding high-quality, high-yielding investments like this 13.25%[1] preferred equity investment in Saltese Creek to our pipeline. While no single investment drives the Fund's overall yield, our broad and diversified portfolio of quality assets aims to provide stable, consistent distributions over the long term.

As always, Fundrise remains focused on sourcing investments that align with our long-term objectives of delivering strong, stable returns, continuing to deliver value to our investors regardless of shifts in market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Investors often ask me to share real examples from our portfolio of our strategy in action, so I've started doing exactly that.

An Income Fund holding that I want to highlight with you today is a 13.25%[1] fixed-return preferred equity investment in Saltese Creek, a 192-unit ground-up multifamily development in Spokane Valley, Washington. What makes this particularly compelling is our experienced regional development partnership.

Here's why we think this matters:

- **Market timing**: Pacific Northwest expansion in Spokane Valley offers compelling fundamentals with affordability advantages over Seattle metro
- **Proven execution**: Sponsor with 300+ completed projects across Western U.S. brings deep regional market knowledge
- **Structure advantage**: Ground-up preferred equity provides priority positioning during critical construction and lease-up phases
- **Premium positioning**: Clubhouse, gym, and comprehensive amenities target growing demand for modern rental living

Fixed-return investments like this help maintain the **Income Fund's 7.75%[2] annualized distribution rate** while providing stability independent of broader market volatility.

I hope this information is helpful as you make the decision to become a Fundrise investor become a Fundrise investor. To read more about this particular asset, you can find that information here. Happy to discuss if you have questions about this or any other investments in our portfolio.

Best Regards,
Thomas Eden
Senior Investor Relations Associate

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

FUNDRISE

Strategic Investment in Spokane Valley Growth Market



Featured investment: 192-unit ground-up multifamily development in Spokane Valley, WA, delivering a 13.25%[1] gross fixed return with experienced regional development partnership.

Key highlights

- **13.25%[1] gross returns:** through preferred equity structure with priority distributions
- **Proven development partner:** with 300+ completed projects across Western U.S.
- **Pacific Northwest expansion:** in growing Spokane Valley rental market
- **Premium positioning:** with clubhouse, gym, and comprehensive amenity package

Why this works

Regional expertise matters. Our sponsor's 300+ project track record across Western U.S. markets provides execution confidence and deep understanding of Pacific Northwest rental dynamics. Spokane Valley offers compelling affordability advantages while maintaining quality of life benefits.

Strategic advantage

Ground-up preferred equity provides priority positioning during critical development phases while delivering fixed returns. This structure offers both attractive yield and enhanced security, helping maintain the **Income Fund's 7.75%[2] distribution rate.**

Invest now

Invest now

View investment

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GET IT ON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Portfolio Update: Recent Investment in Pacific Northwest Market



We are pleased to highlight a Fundrise Income Real Estate Fund holding: a preferred equity investment in Saltese Creek, a 192-unit ground-up multifamily development in Spokane Valley, WA. This investment offers a fixed 13.25%[1] gross return and helps support the **Income Real Estate Fund's current 7.75%[2] annualized distribution rate.**

Investment overview

Key details:

- **Location:** Spokane Valley, WA (Pacific Northwest market expansion)
- **Asset type:** Ground-up multifamily development – 192 units
- **Community features:** Clubhouse with gym, dog wash, indoor/outdoor lounge, and pool
- **Unit amenities:** Premium finishes, vinyl plank flooring, island kitchens, stainless steel appliances, high-end fixtures, in-unit washers and dryers

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor, offering both attractive yield and enhanced security through senior positioning in the capital stack.

Strong potential return: The 13.25%[1] annual gross interest rate provides a compelling yield that contributes meaningfully to fund performance.

Experienced sponsor partnership: The sponsor is an established multifamily developer with over 300 completed projects across the Western U.S., providing confidence in successful project execution and market positioning.

Local market insights

Spokane Valley represents a compelling Pacific Northwest opportunity with strong rental market fundamentals driven by regional economic diversification and population growth. The area offers attractive affordability advantages compared to major metro markets like Seattle while maintaining access to employment centers and quality of life amenities.

The development benefits from limited multifamily supply in the immediate submarket, supporting strong lease-up potential and sustained rental demand. Market demographics show growing demand for modern, amenity-rich rental housing that matches contemporary lifestyle preferences.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments like preferred equity provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on your portfolio

We anticipate that the current **7.75%[2] yield of the Fund** will remain robust as market conditions evolve. We have been actively evaluating and adding high-quality, high-yielding investments like this 13.25%[1] preferred equity investment in Saltese Creek to our pipeline. While no single investment drives the Fund's overall yield, our broad and diversified portfolio of quality assets aims to provide stable, consistent distributions over the long term.

As always, Fundrise remains focused on sourcing investments that align with our long-term objectives of delivering strong, stable returns, continuing to deliver value to our investors regardless of shifts in market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Portfolio Update: Investment in Houston Metro Area



We're excited to spotlight a portfolio investment within the Fundrise holdings: a preferred equity investment located in Mont Belvieu, Texas, within the Houston metropolitan area. This 13.50%[1] gross return investment continues to support our strategy of identifying high-quality assets with strong market fundamentals and helps maintain the **Income Fund's current 7.75%[2] annualized distribution rate**.

Investment overview

The investment is located within a 146-acre mixed-use master development anchored by a grocery store, with nearby medical offices, senior housing, retail, and other commercial amenities. Mont Belvieu will be the only multifamily residential housing within the development, further supporting rental demand for this high-quality project.

Key details:

- **Location:** Mont Belvieu, TX, positioned within the Houston MSA
- **Asset type:** Multifamily housing – 347 units in thirteen three-story residential buildings
- **Community features:** Resort-style pool, clubhouse, fitness center, dog parks with observation pavilions, cabana area with swings, and private attached and detached garages

- **Unit amenities:** Wood-style flooring, stainless steel kitchen appliances, designer closets, smart locks, LED lighting, and programmable thermostats

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor, offering both attractive yield and enhanced security through senior positioning in the capital stack.

Strong potential return: The 13.50%[1] annual gross interest rate delivers a compelling yield that supports the Income Fund's distribution strategy.

Experienced sponsor partnership: The sponsor brings proven expertise with over 50 apartment communities representing roughly $1.8 billion in aggregate value, providing confidence in successful project execution.

Local market insights

Located within the Houston MSA, the development enjoys several demand drivers, including proximity to the high-performing Barbers Hill Independent School District. With only two multifamily properties currently in the area, demand for high-quality housing is strong. We anticipate that the rents for Mont Belvieu will be highly competitive within the Chambers County submarket, where rent growth has been robust and is expected to continue steadily through 2029.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments, like preferred equity, provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on our portfolio

With our investment in Mont Belvieu, we aim to continue capitalizing on strong demand for rental housing in growth markets like Houston, helping ensure stable returns for our investors. We anticipate the current 7.75%[2] yield from the Income Fund to remain strong, delivering value to our investors as market conditions evolve.

As always, Fundrise remains committed to sourcing investments that align with our long-term objectives of delivering strong, stable returns. Our broad and diversified portfolio aims to provide consistent distributions over the long term, regardless of market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Investors often ask me to share real examples from our portfolio that show our strategy in action, so I've started doing exactly that.

An Income Fund holding that I want to highlight with you today is a 13.50%[1] gross return preferred equity investment in a 347-unit multifamily community located within the Houston metropolitan area. What makes this particularly compelling is the exclusive positioning.

Here's why we think this matters:

- **Exclusive residential access**: The only multifamily housing within a 146-acre mixed-use master development
- **Integrated amenity base**: Anchored by a grocery store with medical offices, senior housing, and retail spaces
- **Supply constraints**: Only two existing multifamily properties in the area support strong pricing power
- **Educational advantage**: Proximity to highly rated Barbers Hill Independent School District drives demand

Fixed-return investments like this help maintain the **Income Fund's 7.75%[2] annualized distribution rate** while providing stability as economic policy creates uncertainty across traditional markets.

I hope this information is helpful as you make the decision to become a Fundrise investor become a Fundrise investor. To read more about this particular asset, you can find that information here. Happy to discuss if you have questions about this or any other investments in our portfolio.

Best regards,
Thomas Eden
Senior Investor Relations Associate

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Strategic Investment in Houston Growth Market



Featured investment: 347-unit multifamily community in Mont Belvieu, TX, delivering a 13.50%[1] gross fixed return with exclusive positioning in a 146-acre mixed-use master development.

Key highlights

- **13.50%[1] gross return** through a preferred equity structure with priority distributions
- **Exclusive positioning** as the only multifamily housing within integrated master development
- **Limited supply advantage** with only two existing multifamily properties in the area
- **Established sponsor** with $1.8 billion in development experience

Why this works

Mont Belvieu offers compelling market dynamics within the Houston MSA: exclusive positioning within comprehensive mixed-use development creates sustained competitive advantages, while proximity to high-performing Barbers Hill Independent School District drives consistent rental demand.

Strategic advantage

Fixed-return investments like this provide predictable income regardless of broader market volatility. Preferred equity positioning offers both attractive yield and enhanced security, helping maintain the **Income Fund's 7.75%[2] annualized distribution rate**.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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Portfolio Update: Investment in Houston Metro Area



We're excited to spotlight a portfolio investment within the Fundrise holdings: a preferred equity investment located in Mont Belvieu, Texas, within the Houston metropolitan area. This 13.50%[1] gross return investment continues to support our strategy of identifying high-quality assets with strong market fundamentals and helps maintain the **Income Fund's current 7.75%[2] annualized distribution rate**.

Investment overview

The investment is located within a 146-acre mixed-use master development anchored by a grocery store, with nearby medical offices, senior housing, retail, and other commercial amenities. Mont Belvieu will be the only multifamily residential housing within the development, further supporting rental demand for this high-quality project.

Key details:

- **Location:** Mont Belvieu, TX, positioned within the Houston MSA
- **Asset type:** Multifamily housing – 347 units in thirteen three-story residential buildings

- **Community features:** Resort-style pool, clubhouse, fitness center, dog parks with observation pavilions, cabana area with swings, and private attached and detached garages
- **Unit amenities:** Wood-style flooring, stainless steel kitchen appliances, designer closets, smart locks, LED lighting, and programmable thermostats

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor, offering both attractive yield and enhanced security through senior positioning in the capital stack.

Strong potential return: The 13.50%[1] annual gross interest rate delivers a compelling yield that supports the Income Fund's distribution strategy.

Experienced sponsor partnership: The sponsor brings proven expertise with over 50 apartment communities representing roughly $1.8 billion in aggregate value, providing confidence in successful project execution.

Local market insights

Located within the Houston MSA, the development enjoys several demand drivers, including proximity to the high-performing Barbers Hill Independent School District. With only two multifamily properties currently in the area, demand for high-quality housing is strong. We anticipate that the rents for Mont Belvieu will be highly competitive within the Chambers County submarket, where rent growth has been robust and is expected to continue steadily through 2029.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments, like preferred equity, provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on our portfolio

With our investment in Mont Belvieu, we aim to continue capitalizing on strong demand for rental housing in growth markets like Houston, helping ensure stable returns for our investors. We anticipate the current 7.75%[2] yield from the Income Fund to remain strong, delivering value to our investors as market conditions evolve.

As always, Fundrise remains committed to sourcing investments that align with our long-term objectives of delivering strong, stable returns. Our broad and diversified portfolio aims to provide consistent distributions over the long term, regardless of market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2.As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036